Filed pursuant to Rule 253(g)(2)

File No. 024-11789

SUPPLEMENT DATED MAY 24, 2022

OFFERING CIRCULAR DATED FEBRUARY 22, 2022

MISO ROBOTICS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated February 22, 2022 of Miso Robotics, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on June 23, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series E Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after June 23, 2022 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed.

In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.